AFYA LIMITED ANNOUNCES CLOSING OF THE ACQUISITION OF FACULDADE ÚNICA DE CONTAGEM

Nova Lima, Brazil, May 07th, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, in addition to the Press Release released by the company on December 19th, 2024, announced today the closing of its acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Faculdade Masterclass Ltda. (“FACULDADE ÚNICA DE CONTAGEM” or “FUNIC”), located in Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais.

The acquisition contributes 60 medical school seats to Afya. FUNIC is pre-operational, with leased real estate prepared for a medical school operation, which is expected to start in the second semester of 2025

The aggregate purchase price is R$ 100 million, net of the estimated Net Debt deducted from the down payment. The price and payment conditions were: (i) R$ 60 million, net of the estimated Net Debt, paid in cash on May 07, 2025; and (ii) R$ 40 million will be paid in three annual installments adjusted by CDI.

Additionally, the acquisition includes a contingent consideration for up to 60 additional medical school seats. If approved by MEC within 36 months from the closing date, it will result in an additional payment of R$1 million per approved seat.

Afya expects an EV/EBITDA of 3.3x at full maturity and post-synergies in 2030 with expected Net Revenues of R$ 52.4 million, of which 100% will come from Medicine.

For more information, please visit https://ir.afya.com.br/news-events/presentations/

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited